September 24, 2019

Patrick Moore
Chief Financial Officer
National Vision Holdings, Inc.
2435 Commerce Ave, Building 2200
Duluth, GA 30096

       Re: National Vision Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 29, 2018
           Filed February 27, 2019
           File No. 001-38257

Dear Mr. Moore :

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery